Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

			Fiscal Year Ended December 31,
	Six Months Ended June 30, 2013	Three Months Ended June 30, 2013	2012	2011	2010	2009	2008

Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(30,628)	$(21,053)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)
add: Fixed charges (see below)	389	147	1,188	1,207	1,207	712	1,115

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(30,239)	$(20,906)	$(110,876)	$(52,937)	$(34,155)	$(41,386)	$(15,125)

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$—	$—	$872
Interest expense on portion of rent expense representative of interest	389	147	1,188	1,207	1,207	712	243

Total fixed charges	389	$147	$1,188	$1,207	$1,207	$712	$1,115

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(30,628)	$(21,053)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)